March 6, 2018

Ms. Kimberly Browning Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Second Nature Series Trust; File Nos. 333-216601, 811-23266

Dear Ms. Browning:

On January 17, 2018, Second Nature Series Trust (the “Registrant” or the “Fund”) filed a response letter to the comments given by you by phone on December 28, 2017 in connection with Pre-Effective Amendment No. 1 to its registration statement (the “Registration Statement”) on Form N-1A/A.  The Registration Statement was filed for the primary purpose of registering shares of the Childhood Essentials Growth Fund, which the Registrant has renamed the Childhood Expenditures Growth Fund to more accurately describe the Fund’s objective.

On February 14, 2018, you provided additional comments by phone which are summarized below.  Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document to which the applicable comment relates.  The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information in response to these comments, except as indicated below.

Prospectus

Fund Summary

1.

Comment:  In Footnote 3 to the fee table, please explain, in plain English, what is meant by the phrase “if such recoupment can be achieved within the foregoing expense limits” in the second sentence.

Response:  The Registrant has amended the second sentence of Footnote 3 to the fee table as follows:

“These fee waiver and expense reimbursements are subject to possible recoupment from the Fund within three years from the date the adviser waived any payment or reimbursed any expense, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment, after the recoupment is taken into account.”

2.

Comment:  Explain why the Fund name is not misleading under Rule 35(d)(1).  Despite the Affordable Care Act’s view that age 26 is the age of “independence,” why would an ordinary, reasonable investor believe that “childhood” extends through age 26?

Response:  The Registrant recognizes that the common, ordinary understanding of childhood is birth through age 18, the age of majority in the United States.   For this reason, the Registrant has amended its disclosure on page 2 of the Prospectus to state:

The Fund seeks to achieve its investment objective by investing primarily in domestic common stocks of any market capitalization of growth companies that benefit from consumer expenditures for products and services to protect, feed, transport, clothe, educate and provide for the physical, mental and emotional health of children from birth to age 18 (“Childhood Expenditures”).  ~~“Childhood Essentials” are  products and services within the industries identified by the U.S. Department of Agriculture’s biennial report “Expenditures on Children by Families” (the “USDA Report”), namely, housing, food, transportation, clothing, health care, child care and education and miscellaneous (personal care, entertainment and reading materials) that consumers purchase to take care of their children from birth to age 26, the age identified by the Affordable Care Act as the age of “independence.”~~

The Registrant has amended its disclosure on page 5 of the Prospectus to state:

The Fund seeks to achieve its investment objective by investing primarily in 30-50 domestic common stocks of any market capitalization of growth companies that benefit from Childhood Expenditures, i.e., consumer expenditures for products and services to protect, feed, transport, clothe, educate and provide for the physical, mental and emotional health of children from birth to age 18.  These Childhood Expenditures are the expenses identified by the U.S. Department of Agriculture in its biennial report “Expenditures on Children by Families,” namely, expenses on housing, food, transportation, clothing, health care, child care and education, and miscellaneous (personal care, entertainment and reading materials) as the most common expenses  parents have for their children.  ~~are “Childhood Essentials,” companies offering the products and services within the industries identified by the U.S. Department of Agriculture’s biennial report “Expenditures on Children by Families” (the “USDA Report”), namely, housing, food, transportation, clothing, health care, child care and education and miscellaneous (personal care, entertainment and reading materials) that consumers purchase to take care of their children from birth to age 26, the age identified by the Affordable Care Act as the age of “independence.”  These companies are integrated into the daily life of essential, everyday spending  on one’s children under the age of 26.~~

Principal Investment Strategies (page 2)

3.

Comment:  What authority or permission does the Registrant have to use the U.S. Department of Agriculture’s (“USDA”) Report in the manner that it is used in the Registration Statement?  Since the USDA defines childhood below the age of 18, is the Registrant’s use of the USDA Report misleading?  If not, why not?  The Registrant’s disclosures should be clear that the USDA does not view childhood to extend beyond age 18.

Response:  The Registrant has changed its definition of “childhood” to be between birth to age 18.  The Registrant consulted with Mark Lino, Ph.D., economist for the USDA and author of the USDA Report, who consented to the use of the USDA Report in the Prospectus.

4.

Comment:  What authority or permission does the Registrant have to use the Affordable Care Act in the manner that it is used in the Registration Statement?

Response:  The Registrant has removed all references to the Affordable Care Act.

5.

Comment:  Please describe, in plain English, what it means to “take care of” children as used on pages 2 and 5 of the prospectus.

Response:  The Registrant refers to its response to Comment No. 2.

6.

Comment:  Does the Registrant anticipate that it will invest in a certain number of stocks?  If so, please disclose.

Response:  The Registrant has revised the third sentence of the second paragraph on  page 2 of the Prospectus to state:

The sub-adviser selects 30-50 companies from ~~securities among Childhood Essentials that are part of~~ the Russell 3000 Index.

7.

Comment:  Please explain what objective criteria the Fund uses to determine whether an issuer offers a “Childhood Essential.”  The current disclosure only provides the categories of “Childhood Essentials” without stating how the Fund will determine which issuers within those categories offer “Childhood Essentials.”

Response:  The Registrant refers to its response to Comment No. 2.  The Registrant has deems the expenses identified in the USDA Report as the most common expenses parents have for their children as “Childhood Expenditures.”

8.

Comment:  Please clarify the disclosure that “[t]he sub-advisor holds stocks in the 25th percentile or higher of its ranking system for any given stage of the business cycle” on page 2 of the prospectus.  Will the Fund hold stocks that are in the 25th percentile of every business cycle, or only the cycle that we are currently in?  Please explain whether the rankings vary at different times during the business cycle.

Response:  The Registrant has amended its disclosure on page 2 of the Prospectus to state:

The sub-adviser holds stocks that rank in the 25th percentile or higher of the sub-adviser’s ~~its~~ ranking system for ~~any given stage of~~ the current business cycle because ~~they are expected~~ the sub-adviser expects those stocks to continue to outperform the broader market during that ~~stage of the~~ business cycle.  A stock’s ranking will vary depending on the business cycle.  The sub-adviser cannot guarantee that the stocks will perform according to its expectations.  The sub-adviser sells securities when they fall below the 25th percentile of the sub-adviser’s ranking system or no longer benefit from Childhood Expenditures.

9.

Comment:  The disclosure in the previous comment goes on to say “ . . . because they are expected to outperform the broader market during that stage of the business cycle.”  Who expects them to outperform?  Please clarify that there is no guarantee that this expectation will come true.

Response:  The Registrant refers to its response to Comment No. 8.

Principal Investment Risk (page 2)

10.

Comment:   The risk disclosure for “Investment Model Risk” provides too general of a summary.  Consider replacing this disclosure with “Childhood Essential Strategy Risk” and provide greater details of the risks associated with the sub-adviser’s quantitative analysis.

Response:  The Registrant has amended its disclosure on pages 2-3 of the Prospectus  to state:

Childhood Essentials Strategy ~~Investment Model~~ Risk:  Like all quantitative analysis, the sub-adviser’s investment model carries a risk that the model might be based on one or more incorrect assumptions.  Technological advances and product innovations may replace certain Childhood Essentials and render them obsolete.

11.

Comment:  Please amend the “Sector Risk” disclosure to provide the risks of the specific sectors and types of companies in the categories you have identified from the USDA Report.

Response:  The Registrant has amended its disclosure on pages 4-5 of the Prospectus to state:

Sector Risk. Sector risk is the possibility that securities within the same economic sector will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector.

Financial Sector Risk:  The Fund’s investments are exposed to issuers involved in banking, thrifts and mortgage finance, specialized finance, consumer finance and insurance.  The Fund is subject to the risk that the securities of such issuers will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition.  Companies within the Financial Sector are subject to extensive government regulation, which may limit the financial commitments they can make the interest rates and fees they can charge.  Profitability can fluctuate when interest rates change or due to increased competition.

For-Profit Education Sector Risk:  The Fund’s investments are exposed to companies operating in higher education and education technology.   Companies within this sector are subject to significant government influence and can be impacted by changes in legislation and political sentiment.  Additionally, changes in demographics and consumer preferences could have negative impacts on the growth and profitability of the companies in this sector.

Real Estate Sector Risk:  The Fund’s investments are exposed to securities of companies operating in residential real estate development and operation.  The Fund’s investments are also exposed to securities of companies offering real estate related services and real estate investment trusts (“REITs”).  The performance of these companies have historically been cyclical and particularly sensitive to the overall economy and market changes, including declines in the value of real estate or, conversely, saturation of the real estate market, economic downturns and defaults by borrowers or tenants during such periods, increases in competition, possible lack of mortgage funds or other limits to accessing the credit or capital markets, and changes in interest rates.

Retail Sector:  The Fund invests in, and/or has exposure to, the securities of companies in the retail sector.  The retailing industry is highly competitive and a company’s success can be tied to its ability to anticipate changing consumer tastes.

Telecommunication Services Sector Risk:  The Fund’s investments are exposed to issuers that provide communications services primarily through a fixed-line, cellular or wireless, high bandwidth or fiber optic cable network.  The Fund is subject to the risk that the securities of such issuers will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition.

Additional Information about Principal Investment Strategies and Related Risks

Principal Investment Strategies (pages 5-6)

12.

Comment:  The first sentence gives the impression that the USDA defines childhood to be from birth to age 26, even though you cite to the Affordable Care Act for the definition of “childhood.”  Please revise your disclosure to make it clearer that the USDA does not define childhood to last until age 26.

Response:  The Registrant has removed all references to the Affordable Care Act from the Prospectus and has defined “childhood” from birth to age 18.

13.

Comment:  In the penultimate sentence of the first paragraph, please clarify, in plain English, what you mean by “growing rapidly.”  How does the Registrant determine whether a company is “growing rapidly”?

Response:  The Registrant has amended its disclosures on page 5 of the Prospectus to state:

The Fund defines growth companies as those that are ~~growing rapidly in comparison to~~ earning annual revenue faster than other companies in their field or the economy as a whole based on earnings per share.

14.

Comment:  In the second paragraph, the Registrant has identified performance attributes of the selected stock.  That is distinct from the criteria used to determine whether a company is a “Childhood Essential.”  Please provide the specific criteria used to determine whether a company produces or provides a “Childhood Essential” and be sure they are clearly separate from the performance aspects of those companies.

Response:  The Registrant refers to its response to Comment Nos. 2 and 7.

15.

Comment:  Please provide greater details about the sub-adviser’s ranking system.

Response:  The Registrant has amended its disclosure on page 6 of the Prospectus to state:

Stocks are sold when they no longer rank in the 25th percentile or higher of the Sub-Adviser’s ranking system. ~~or are no longer a Childhood Essential.~~  The Sub-Adviser’s ranking system evaluates stocks based on the following four factors that influence how the investment will perform:

•

Value:  Is the stock price relatively inexpensive based on price to earnings ratios and price to book ratios?

•

Momentum:  Does the stock have potential for higher returns based on recent stock price trends?

•

Quality:  Is the stock from a well-established company, based on earnings and the company balance sheet?

•

Defensive:  Does the stock have large market capitalization, higher than average dividend yield and less than average stock market sensitivity?

The Sub-Adviser’s ranking system places more emphasis on one or more factors based on the Sub-Adviser’s assessment of the importance of the factor in the current business cycle.

Principal Investment Risks (pages 6-8)

16.

Comment:  Please add risk disclosures on page 6-8 that correspond with the risk disclosures mentioned in Comments 10-11 above.

Response:  The Registrant has amended its disclosures on page 6 of the Prospectus to state as follows:

Childhood Essential Strategy ~~Investment Model~~ Risk:  Like all quantitative analysis, the Sub-Adviser’s investment model carries a risk that the proprietary ranking system and valuation model used might be based on one or more incorrect assumptions.  Rapidly changing and unforeseen market dynamics could also lead to a decrease in short term effectiveness of the Sub-Adviser’s model.  Technological advances and product innovations may replace certain Childhood Essentials and render them  obsolete.  No assurance can be given that the Fund will be successful under all or any market conditions.

Sector Risk. Another area of risk involves the potential focus of the Fund’s assets in securities of a particular sector. Sector risk is the possibility that securities within the same economic sector will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector. As a result, the Fund’s share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of industries. Additionally, some sectors could be subject to greater government regulation than other sectors. Therefore, changes in regulatory policies for those sectors may have a material effect on the value of securities issued by companies in those sectors. The sectors in which the Fund may invest, directly or indirectly, will vary.

Financial Sector Risk:  The Fund’s investments are exposed to issuers involved in banking, thrifts and mortgage finance, specialized finance, consumer finance and insurance.   The Fund is subject to the risk that the securities of such issuers will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition.  Companies within the Financial Sector are subject to extensive government regulation, which may limit the financial commitments they can make the interest rates and fees they can charge.  Profitability can fluctuate when interest rates change or due to increased competition.  Additionally, deterioration of the credit markets generally may cause an adverse impact in the U.S. and international credit and interbank money markets, thereby affecting a wide range of financial institutions and markets.  Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector.

For-Profit Education Sector Risk:  The Fund’s investments are exposed to companies operating in higher education and education technology.  The performance of these companies are subject to intense competition domestically and internationally, and could be dependent on intellectual property rights.  Companies within this sector are subject to significant government influence and can be impacted by changes in legislation and political sentiment.  Additionally, changes in demographics and consumer preferences could have negative impacts on the growth and profitability of the companies in this sector.

Real Estate Sector Risk: The Fund’s investments are exposed to securities of companies operating in residential real estate development and operation.  The Fund’s investments are also exposed to securities of companies offering real estate related services and REITs.  The performance of these companies have historically been cyclical and particularly sensitive to the overall economy and market changes, including declines in the value of real estate or, conversely, saturation of the real estate market, economic downturns and defaults by borrowers or tenants during such periods, increases in competition, possible lack of mortgage funds or other limits to accessing the credit or capital markets, and changes in interest rates.  As the demand for, or prices of, real estate increase, the value of the Fund’s investments generally would be expected to also increase.  Conversely, declines in the demand for, or prices of, real estate generally corresponds to a decline in the value of the Fund’s investments.  Such declines may occur quickly and without warning.

Retail Sector Risk:  The Fund invests in, and/or has exposure to, the securities of companies in the retail sector.  Retail and related industries can be significantly affected by the performance of the domestic and international economy, consumer confidence and spending, intense competition, changes in demographics, and changing consumer tastes and preferences.  In addition, the retailing industry is highly competitive and a company’s success can be tied to its ability to anticipate changing consumer tastes.

Telecommunications Sector Risk:  The Fund’s investments are exposed to issuers that provide communications services primarily through a fixed-line, cellular or wireless, high bandwidth or fiber optic cable network.  The Fund is subject to the risk that the securities of such issuers will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition.  The prices of the securities in the Telecommunication Services Sector are closely tied to government regulation and market competition.  Recent industry consolidation trends may lead to increased regulation of companies operating in this sector.

Temporary Investments (page 8)

17.

Comment:  Consider whether you mean “Temporary Defensive Positions” instead of “Temporary Investments” as the paragraph header on page 8.

Response:  The Registrant has amended the heading of the paragraph to state “Temporary Defensive Positions.”

18.

Comment:  Add the word “temporary” before “defensive position” in the third sentence.

Response:  The Registrant has amended the third sentence of the paragraph to state:

“While the Fund is in a temporary defensive position, it may not achieve its investment objective.”

Frequent Purchases and Redemptions of Fund Shares (pages 18-19)

19.

Comment:  In the first paragraph under the bullet points, the Registrant states “the staff person will be able to detect any errant activity” as if it were a certainty.  Please revise the disclosure to provide a more fair and balanced disclosure reflecting that there is no absolute guarantee that all errant activity will be detected.

Response:  The Registrant has amended its disclosure on page 19 of the Prospectus to state:

By familiarizing himself or herself with the direct shareholders and their trading behavior, the staff person will strive ~~be able~~ to detect any errant activity.  There is no guarantee, however, that all errant activity can be detected.

Statement of Additional Information

20.

Comment:  Page 1 of the SAI indicates that the Fund is a diversified series of the Trust.  Please conform the Fund’s diversification policy to the language used in Section 5(b)(1) of the Investment Company Act of 1940, as amended.

Response:   The Registrant has amended its disclosure on page 1 of the Statement of Additional Information to state:

The Childhood ~~Essentials~~ Expenditures Growth Fund (the “Fund”) is a ~~diversified company~~ series of Second Nature Series Trust, a Delaware statutory trust organized on February 23, 2017 (the “Trust”).  The Fund is a “diversified company” as defined by the Investment Company Act of 1940, as amended, which means at least 75% of the value of its total assets is represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of such management company and to not more than 10% of the outstanding voting securities of such issuer.  The Trust is registered as an open-end management investment company. The Trust is governed by its Board of Trustees (the “Board,” “Trustees,” or “Board of Trustees”).

Please contact JoAnn M. Strasser at (614) 469-3265 or me at (614) 469-3217 if you have any questions or further comments.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Attachment

cc:  JoAnn M. Strasser, Esq.

Philip.Sineneng@ThompsonHine.com F: 614.469.3361 O: 614.469.3217js